Exhibit 99.2

Ninetowns to Present at the Roth Capital Partners Conference

Friday August 11, 8:55 am ET

BEIJING, Aug. 11 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News) announced today that it will present at the Roth Capital Partners 2006 New York Conference. The conference is being held on September 6-7, 2006 at the Westin Times Square Hotel in New York City. Eric Ho, Chief Strategy Officer of Ninetowns Digital World Trade Holdings Limited, will present on Wednesday, September 6, 2006, at 10:30 a.m. Eastern time.

A live webcast of the audio presentation will be available along with accompanying presentation slides. Interested parties may tune in to the live presentation by visiting: http://www.wsw.com/webcast/roth8/nine/. A replay of the webcast will also be available for 90 days on the Company's website at http://www.ninetowns.com/english.

Roth Capital Partners is a leader in small- and micro-cap growth companies. The Roth Capital Partners 2006 New York Conference will feature presentations from over 200 small and micro-cap companies, concentrating on undiscovered companies and lesser known international companies that represent a broad spectrum of sectors, such as technology, healthcare, financial services and consumer products.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns (Nasdaq: NINE - News) streamlines the import/export process for enterprises in China. Through its scalable enterprise platform products, Ninetowns' clients have the ability to automate import/export processing over the Internet. This is a more cost-effective and efficient alternative to the traditional paper-based method. For more information, visit http://www.ninetowns.com/english.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

For more information, please contact:

Lisa Zheng

Investor Relations

Ninetowns Digital World Trade Holdings Limited

Tel: +86-10-6588-2256

Email: ir@ninetowns.com

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Source: Ninetowns Digital World Trade Holdings Limited